

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

January 5, 2009

VIA U.S. MAIL AND FAX (212) 687-1051

Mr. William E. Luther
Chief Executive Officer and Chief Financial Officer
Lescarden Incorporated
420 Lexington Avenue
New York, New York 10170

>   **Re: Lescarden Incorporated**
>   **Form 10-KSB for the year ended May 31, 2008**
>   **Filed September 10, 2008**
>   **Form 10-Q for the quarter ended August 31, 2008**
>   **Filed October 15, 2008**
>   **File No. 000-10035**

Dear Mr. Luther:

        We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended May 31, 2008

Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-3

1.   We see that the prior year auditors, Goldstein Golub Kessler LLP, re-issued their report
        related to the year ended May 31, 2007 and you included this report in your Form 10-
        KSB. It appears that this report has been revised to remove the reference to the balance
        sheet as of May 31, 2007 and the current report refers only to the statements of income,
        stockholders' equity and cash flows. Please have your auditors tell us why the change
        was made to their report, if there has been any change to the referenced balance sheet that
        changed their opinion as originally issued on August 23, 2007, their consideration as to
        whether the revised report requires dual dating, and how the current report on page F-3 is
        consistent with the guidance provided in SAS 58.

Note 1. Operations and Significant Accounting Policies, page F-8

2.   We note the significant decrease in revenues for fiscal 2008 and that the decrease
        primarily relates to license fee revenue, which decreased 78%, from $722,679 in fiscal
        2007 to $156,344 in fiscal 2008. Management's Discussion and Analysis merely states
        that the decrease in revenues is attributable to a decrease in deferred license fees and your
        significant accounting policies discusses only revenue from product sales and deferred
        license fees of $264,477 on the balance sheet that are amortized on a straight line basis.
        Please tell us and revise future filings to disclose your accounting policy with regards to
        license fee revenue. Also tell us and revise future MD&A to explain the significant
        components of license fee revenue and the underlying reasons for the significant
        decrease.

Note 5. Commitments and Contingencies, page F-10

3.   We note that you signed a sub-license agreement with Smith and Nephew in July 2007
        and a license agreement with NanoASIA in 2008 granting them a 10-year license to
        market your product. If these contracts are material, the terms should be discussed in the
        notes to the financial statements. In addition, if these agreements have had or are
        expected to have a material impact on your results of operations or liquidity,
        Management Discussion and Analysis should describe and quantify the known or
        expected impact the agreements will have on your financial statements. Please revise
        future filings or tell us why such disclosure is not required.

Exhibit 31

4.   We note on page 13 that your filing included management's report on internal control
        over financial reporting as required by Item 308T of Regulation S-B. As such, your

certifications are required to include paragraph 4b of the certification that refers to internal control over financial reporting. Refer to Item 601(b)(31) of Regulation S-B. Please file an amendment to your Form 10-KSB that includes new and corrected certifications. Please note that you may file an abbreviated amendment that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification.

Form 10-Q for the period ended August 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 6

Results of Operations – Three months ended August 31, 2008 compared to August 31, 2007

5.   We note that your decrease in revenues for your fiscal quarter ended August 31, 2008 was due to "product separation issues" and the company had to "reformulate" the product to address this issue. Tell us more about this issue and the total the exposure to all periods presented. Revise future filing to quantify the financial impact to your business.

Exhibit 31

6.   We note that management's certification filed pursuant to section 302 of the Sarbanes-Oxley Act of 2002 does not appear to include paragraphs 5a and 5b as required by Item 601(b)(31)(i) of Regulation S-K. Please file an amendment to your Form 10-Q that includes new and corrected certifications. Please note that you may provide an abbreviated amendment that consists of a cover page, explanatory note, Item 4 of Form 10-Q, signature page and paragraphs 1, 2, 4 and 5 of the certification.

7.   In this regard, we note the identification of the certifying individual at the beginning of the certification also includes the title of the certifying individual. The identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities

Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3554 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela Crane
Accounting Branch Chief